Exhibit 14.6

Independent Auditors’ Consent

The Board of Directors
California Steel Industries, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form F-4 (Nos. 333-109610; 333-109610-01) and Form F-3 (Nos. 333-110867; 333-10867-01) of Companhia Vale do Rio Doce (CVRD) and Vale Overseas Limited (Vale Overseas) of our report dated January 17, 2003, with respect to the consolidated balance sheet (as restated) of California Steel Industries, Inc. and subsidiary as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2002, which report appears in the Annual Report on Form 20-F of CVRD and Vale Overseas for the year ended December 31, 2003.

/s/ KPMG LLP

Costa Mesa, California
June 4, 2004